DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca





10016314

FILE NUMBER 67952-00001

August 31, 2010

Securities and Exchange Commission
100F Street, NE
Washington, D.C. USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant/
Paralegal

Encs.

dlw 9/14

RECEIVED
2010 SEP 13 A 11: 31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: August 31, 2010 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

		Document Name or Information	Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	August 25, 2010
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	August 25, 2010
(f)	News Releases	N/A
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	<u>Document Name or Information</u>	<u>Date Filed</u>
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	N/A
	(i) Audited annual financial statements and auditors' report thereon and	
	(ii) Management's Discussion and Analysis	
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	August 25, 2010
(e)	News Releases	N/A
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A

(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	August 25, 2010
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102



PARAGON MINERALS CORPORATION

INTERIM FINANCIAL STATEMENTS

For the nine months ended June 30, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

PARAGON MINERALS CORPORATION

BALANCE SHEETS

(Unaudited - Stated in Canadian Dollars)

	June 30, 2010	September 30, 2009
ASSETS		
Current assets		
Cash and cash equivalents (Note 3)	$ 581,169	$ 390,358
Amounts receivable	28,030	12,667
Prepaid expenses and deposits	90,989	24,512
	700,188	427,537
Equipment (Note 4)	21,573	31,086
Marketable securities (Note 5)	113,570	707,225
Mineral property costs (Note 6)	10,370,182	9,619,538
	$ 11,205,513	$ 10,785,386
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 77,163	$ 49,202
Shareholders' equity		
Accumulated comprehensive loss		
Deficit	(5,123,674)	(4,582,923)
Accumulated other comprehensive loss (Note 7)	(146,868)	(58,933)
	(5,270,542)	(4,641,856)
Share capital (Note 8)	14,931,634	14,058,649
Contributed surplus (Note 8)	1,467,258	1,319,391
	11,128,350	10,736,184
	$ 11,205,513	$ 10,785,386

Nature and continuance of operations (Note 1)

Approved by the Board of Directors:

"Michael Vande Guchte"	*"David Adamson"*
Michael Vande Guchte Director	David Adamson Director

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Stated in Canadian Dollars)

	For the three months ended June 30,		For the nine months ended June 30,	
	2010	**2009**	**2010**	**2009**
Expenses				
Amortization	$ 2,438	$ 4,950	$ 7,313	$ 15,393
Investor relations	4,450	2,500	16,647	7,386
Office and miscellaneous	17,842	16,332	49,604	54,417
Part XII.6 flow-through tax	-	-	-	1,855
Professional fees	24,243	19,641	50,889	54,841
Salaries and benefits	39,307	38,367	124,077	211,329
Stock-based compensation	32,921	1,715	108,657	48,907
Shareholder information	25,985	14,329	37,070	23,993
Transfer agent and filing fees	1,165	926	16,378	14,045
Travel and accommodation	4,719	531	9,463	7,066
Loss before other items	(153,070)	(99,291)	(420,098)	(439,232)
OTHER ITEMS				
Interest income	-	1,113	199	9,256
Other income (loss)	-	390,813	476	392,215
Loss on sale of marketable securities	-	-	(121,328)	-
Write-off of mineral properties	-	-	-	(23,758)
Future income tax recovery	-	32,954	-	114,340
	-	424,880	(120,653)	492,053
Net income (loss) for the period	(153,070)	325,589	(540,751)	52,821
Deficit, beginning of the period	(4,970,604)	(3,452,742)	(4,582,923)	(3,179,974)
Deficit, end of the period	$ (5,123,674)	$ (3,127,153)	$ (5,123,674)	$ (3,127,153)
Basic and diluted income (loss) per common share	$ (0.01)	$ 0.01	$ (0.02)	$ 0.00
Weighted average number of common shares outstanding	32,936,467	26,040,079	30,597,268	26,001,651

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Stated in Canadian Dollars)

	For the three months ended June 30,		For the nine months ended June 30,	
	2010	**2009**	**2010**	**2009**
Net income (loss) for the period	$ (153,070)	$ 325,589	$ (540,751)	$ 52,821
Other comprehensive loss				
Unrealized gain (loss) on marketable securities	(74,085)	(92,313)	(87,935)	(105,970)
Comprehensive income (loss) for the period	$ (227,155)	$ 233,276	$ (628,686)	$ (53,149)

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION

STATEMENTS OF CASH FLOWS

(Unaudited - Stated in Canadian Dollars)

	For the three months ended June 30,		For the nine months ended June 30,	
	2010	**2009**	**2010**	**2009**
OPERATING ACTIVITIES				
Net income (loss) for the period	$ (153,070)	$ 325,589	$ (540,751)	$ 52,821
Items not involving cash:				
Amortization	2,438	4,950	7,313	15,393
Loss (gain) on sale of equipment	-	-	-	(153)
Loss on sale of marketable securities	-	-	121,328	-
Other Income	-	(330,690)	-	(331,910)
Stock-based compensation	32,921	1,715	108,657	48,907
Future income tax recovery	-	(32,954)	-	(114,340)
Write-off of mineral properties	-	-	-	23,758
Changes in non-cash working capital items				
Amounts receivable	34,376	(7,728)	(17,062)	186,228
Prepaid expenses and deposits	(3,128)	5,837	(78,841)	(3,790)
Accounts payable and accrued liabilities	6,653	14,147	802	(76,999)
	(79,810)	(19,134)	(398,554)	(200,085)
INVESTING ACTIVITIES				
Mineral property costs	(352,232)	(73,752)	(698,372)	(1,001,062)
Proceeds from sale of equipment	-	-	-	3,915
Proceeds from sale of marketable securities	-	-	397,142	-
	(352,232)	(73,752)	(301,230)	(997,147)
FINANCING ACTIVITIES				
Common shares issued for cash	-	-	1,000,028	-
Share issuance costs	-	-	(109,433)	-
Recovery of property costs incurred	-	5,000	-	31,573
Property management fees received	-	-	-	2,175
	-	5,000	890,595	33,748
Change in cash and equivalents during the period	(432,042)	(87,886)	190,811	(1,163,484)
Cash and cash equivalents, beginning of period	1,013,211	517,430	390,358	1,593,028
Cash and cash equivalents, end of period	$ 581,169	$ 429,544	$ 581,169	$ 429,544

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
SCHEDULE OF MINERAL PROPERTY COSTS
(Stated in Canadian Dollars)

	Balance, September 30, 2008	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2009	Gross Expenditures/ (Recoveries)	Write-offs	Balance, June 30, 2010
GOLD PROPERTIES							
JBP Linear							
Plan of arrangement acquisition costs (1)	$ 1,625,276	$ -	$ -	$ 1,625,276	$ -	$ -	$ 1,625,276
Option payments (2)	33,333	15,525	-	48,858	15,000	-	63,858
Exploration costs							
Geological and geochemical	253,911	66,926	-	320,837	11,556	-	332,393
Drilling	580,230	-	-	580,230	-	-	580,230
Geophysical	96,320	-	-	96,320	-	-	96,320
Travel	2,136	250	-	2,386	-	-	2,386
Other	7,275	100	-	7,375	-	-	7,375
Stock-based compensation	94,405	5,758	-	100,163	-	-	100,163
	2,692,886	88,559	-	2,781,445	26,556	-	2,808,001
Recoveries (3)	(366,016)	(2,604)	-	(368,620)	-	-	(368,620)
Project management fees	(34,114)	(386)	-	(34,500)	-	-	(34,500)
Option payments received	(6,250)	-	-	(6,250)	-	-	(6,250)
	2,286,506	85,569	-	2,372,075	26,556	-	2,398,631
Golden Promise JV							
Plan of arrangement acquisition costs (1)	374,829	-	-	374,829	-	-	374,829
Option payments (2)	55,000	-	-	55,000	-	-	55,000
Exploration costs							
Geological and geochemical	55,827	12,062	-	67,889	-	-	67,889
Drilling	707,451	-	-	707,451	-	-	707,451
Travel	8,789	-	-	8,789	-	-	8,789
Other	24,775	-	-	24,775	-	-	24,775
Stock-based compensation	56,364	1,260	-	57,624	-	-	57,624
	1,283,035	13,322	-	1,296,357	-	-	1,296,357
Recoveries (3)	(848,689)	(10,755)	-	(859,444)	-	-	(859,444)
Project management fees	(52,377)	(542)	-	(52,919)	-	-	(52,919)
Option payments received	(60,400)	(323,594)	-	(383,994)	-	-	(383,994)
	321,569	(321,569)	-	-	-	-	-
Gold Star Property							
Option payments (2)	-	-	-	-	31.600	-	31.600
Exploration costs							
Geological and geochemical	-	-	-	-	16,868	-	16,868
Staking and maintenance	-	-	-	-	10,060	-	10,060
Travel	-	-	-	-	713	-	713
	-	-	-	-	59,241	-	59,241

-Continued-

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
SCHEDULE OF MINERAL PROPERTY COSTS (continued)
(Stated in Canadian Dollars)

	Balance, September 30, 2008	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2009	Gross Expenditures/ (Recoveries)	Write-offs	Balance, June 30, 2010
GOLD PROPERTIES *(cont'd..)*							
Other Gold Properties							
Plan of arrangement acquisition costs (1)	$ 1,556,739	$ -	$ (809,040)	$ 747,699	$ -	$ -	$ 747,699
Option payments (2)	366,576	-	(192,677)	173,899	-	-	173,899
Exploration costs							
Geological and geochemical	317,447	106,127	(165,569)	258,005	14,109	-	272,114
Drilling	709,656	2,529	(4,598)	707,587	-	-	707,587
Geophysical	435	-	-	435	-	-	435
Travel	6,655	1,551	(328)	7,878	-	-	7,878
Other	14,932	2,917	(150)	17,699	420	-	18,119
Stock-based compensation	74,784	4,480	(4,589)	74,675	-	-	74,675
	3,047,224	117,604	(1,176,951)	1,987,877	14,529	-	2,002,406
Recoveries (3)	(986,717)	(18,341)	-	(1,005,058)	-	-	(1,005,058)
Project management fees	(60,404)	(1,248)	-	(61,652)	-	-	(61,652)
Option payments received	(21,250)	(25,400)	6,250	(40,400)	(22,750)	-	(63,150)
	1,978,853	72,615	(1,170,701)	880,767	(8,221)	-	872,546
BASE METAL PROPERTIES							
South Tally Pond							
Plan of arrangement acquisition costs (1)	206,558	-	(95,611)	110,947	-	-	110,947
Option payments (2)	518,500	-	(150)	518,350	-	-	518,350
Exploration costs						-	
Geological and geochemical	613,756	231,166	(34,949)	809,973	74,081	-	884,054
Drilling	1,542,014	335,292	(1,767)	1,875,539	447,409	-	2,322,948
Geophysical	496,284	9,925	(86,507)	419,702	62,525	-	482,227
Travel	7,117	4,464	(887)	10,694	-	-	10,694
Other	6,872	12,450	(1,625)	17,697	4,525	-	22,222
Stock-based compensation	143,774	36,450	-	180,224	-	-	180,224
	3,534,875	629,747	(221,496)	3,943,126	588,540	-	4,531,666
Recoveries (3)	(37,779)	-	-	(37,779)	-	-	(37,779)
	3,497,096	629,747	(221,496)	3,905,347	588,540	-	4,493,887

-Continued-

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION

SCHEDULE OF MINERAL PROPERTY COSTS (continued)

(Stated in Canadian Dollars)

	Balance, September 30, 2008	Gross Expenditures /(Recoveries)	Write-offs	Balance, September 30, 2009	Gross Expenditures/ (Recoveries)	Write-offs	Balance, June 30, 2010
BASE METAL PROPERTIES *(cont'd..)*							
Lake Douglas							
Plan of arrangement acquisition costs (1)	$ 267,720	$ -	$ -	$ 267,720	$ -	$ -	$ 267,720
Option payments (2)	214,000	29,500	-	243,500	65,000	-	308,500
Exploration costs							
Geological and geochemical	386,706	21,743	-	408,449	14,290	-	422,739
Drilling	322,390	-	-	322,390	-	-	322,390
Geophysical	193,281	-	-	193,281	-	-	193,281
Travel	1,593	956	-	2,549	-	-	2,549
Other	750	-	-	750	5,975	-	6,725
Stock-based compensation	111,026	3,546	-	114,572	-	-	114,572
	1,497,466	55,745	-	1,553,211	85,265	-	1,638,476
Recoveries (3)	(141,773)	-	-	(141,773)	-	-	(141,773)
	1,355,693	55,745	-	1,411,438	85,265	-	1,496,703
Other Base Metal properties							
Plan of arrangement acquisition costs (1)	905,059	-	-	905,059	-	-	905,059
Option payments (2)	19,520	200	-	19,720	-	-	19,720
Exploration costs							
Geological and geochemical	39,437	72,626	(47,352)	64,711	7,433	-	72,144
Drilling	3,538	76	-	3,614	80,030	-	83,644
Geophysical	83,229	-	(2,030)	81,199	-	-	81,199
Travel	574	540	(540)	574	-	-	574
Other	23,495	-	(3,500)	19,995	-	-	19,995
Stock-based compensation	6,754	1,498	-	8,252	-	-	8,252
	1,081,606	74,940	(53,422)	1,103,124	87,463	-	1,190,587
Recoveries (3)	(20,448)	(24,663)	-	(45,111)	(88,200)	-	(133,311)
Project management fees	(8,102)	-	-	(8,102)	-	-	(8,102)
	1,053,056	50,277	(53,422)	1,049,911	(737)	-	1,049,174
	$ 10,492,773	$ 572,384	$(1,445,619)	$ 9,619,538	$ 750,644	$ -	$ 10,370,182

1. Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.
2. Option payments include cash and share payments or advanced royalty payments made pursuant to various property agreements.
3. Recoveries represent exploration and acquisition costs funded by partners, exploration grants received and option payments received.

The accompanying notes are an integral part of these financial statements.

(Unaudited - Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

Pursuant to the Rubicon Plan of Arrangement, the Company received all of Rubicon's Newfoundland mineral properties and Newfoundland office equipment in exchange for 12,801,768 common shares of the Company, which were distributed to the Rubicon shareholders of record at that time. The Company also accepted the obligation to issue shares upon the exercise of stock options and warrants issued under the Plan of Arrangement. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $5,123,674 at June 30, 2010. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses. The financial statements do not include any adjustments to the recoverability and classification of reduced asset amounts and classification of liabilities that might be necessary should the Company be unable to continue operations. These adjustments could be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Certain information and disclosure normally required to be included in notes to annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2009 together with the notes thereto. The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2009 except as disclosed in below.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

New accounting policies adopted

Financial instruments - disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, that includes additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures effective for fiscal years ending after September 30, 2009. Enhanced fair value measurements entail a three-level hierarchy that takes into account the significance of the inputs used in making the fair value measurements. The amendment clarifies that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset. Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities

(Unaudited - Stated in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

based on how an entity manages liquidity risk. The Company has included the disclosure recommended by the new handbook sections in Note 11 to these financial statements.

Future accounting changes

Convergence to international Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of October 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended September 30, 2011, for which the current and comparative information will be prepared under IFRS.

The Company's IFRS project consists of three phases – scoping and planning, evaluation and design, and implementation and review. The Company has completed the scoping and planning stage which included putting together an initial project plan, education, and identification of a number of differences between Canadian GAAP and IFRS that relate to the Company. The Company is now in the evaluation and design stage.

A detailed assessment of the impact of adopting IFRS on the Company's financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations, and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consists of the following:

		June 30, 2010		September 30, 2009
Cash	$	581,169	$	120,367
Bankers acceptances with under 3 month maturity		-		269,991
	$	581,169	$	390,358

(Unaudited - Stated in Canadian Dollars)

4. EQUIPMENT

The Company's equipment at the end of the period is summarized as follows:

		June 30, 2010		**September 30, 2009**
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 5,186	$ 2,052	$ 3,134	$ 3,687
Computer equipment	55,815	41,239	14,576	18,807
Software	23,102	19,239	3,863	8,592
	$ 84,103	$ 62,530	$ 21,573	$ 31,086

5. MARKETABLE SECURITIES

The Company's marketable securities at the end of the period are summarized as follows:

	June 30, 2010		September 30, 2009	
	Fair Value	Cost	Fair Value	Cost
Common shares in public companies	$ 113,570	$ 260,438	$ 707,225	$ 766,158

The fair values of marketable securities have been determined from the quoted market value of the shares on the exchange where they are listed, as of the end of the period. A change in market value of its marketable securities is included as a component of other comprehensive loss.

6. MINERAL PROPERTIES

With the exception of the following properties, there were no changes in the principal property interests of the Company during the nine month period ended June 30, 2010.

GOLD PROPERTIES

JBP Linear Property

In April 2010, the Company made a $15,000 advanced royalty payment for the JBP Linear Property. The Company holds a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year and Net Smelter Return (NSR) royalties of up to 3%, of which up to 2% can be re-purchased by the Company.

Gold Star Property

On November 9, 2009, the Company entered into a letter agreement to acquire a 100% interest in certain mineral claims located in northwestern Ontario. To earn its interest, the Company is required to make cash payments of $95,000 ($25,000 paid) and issue 200,000 common shares of the Company (40,000 shares issued with a value of $6,600) to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by the Company at any time for $750,000. The transaction was approved by the TSX Venture Exchange on April 13, 2010.

(Unaudited - Stated in Canadian Dollars)

Huxter Lane Option Agreement (Huxter Lane property) – Golden Dory Resources Corp.

The Company received a second option payment of $10,000 and 75,000 shares from Golden Dory Resources Corp. ("Golden Dory") for the Huxter Lane property option. The Company entered into an option agreement with Golden Dory on February 17, 2009, whereby Golden Dory may earn a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period ($250,000 firm commitment in the first year - completed) and by making cash payments of $50,000 ($15,000 received) and issuing 350,000 shares (125,000 shares received) to the Company.

BASE METAL PROPERTIES

Lake Douglas Property

In January 2010, the Company made a $50,000 cash option payment and a 100,000 share option payment for the Lake Douglas property option. The Company has an option to earn a 100% interest in the Lake Douglas property by issuing 600,000 common shares (300,000 shares issued) and paying $350,000 cash ($200,000 paid) by January 2012. The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $1,000,000 and retains a right of first refusal on the remaining 1% NSR royalty.

7. ACCUMULATED OTHER COMPREHENSIVE LOSS

		June 30, 2010		September 30, 2009
Accumulated other comprehensive loss, beginning of year	$	(58,933)	$	(116,232)
Other comprehensive income (loss)		(87,935)		57,299
Accumulated other comprehensive loss, end of period	$	(146,868)	$	(58,933)

8. SHARE CAPITAL

	Number of Shares		Amount		Contributed Surplus
Authorized					
Unlimited number of common shares without par value					
Issued					
Balance, September 30, 2008	25,940,079	$	14,054,149	$	1,214,529
Acquisition of mineral properties	100,000		4,500		-
Stock-based compensation - operations	-		-		51,870
Stock-based compensation - properties	-		-		52,992
Balance, September 30, 2009	26,040,079		14,058,649		1,319,391
Flow-through private placements	5,333,330		800,000		-
Non-flow-through private placements	1,428,772		200,028		-
Acquisition of mineral properties	140,000		21,600		-
Share issuance costs	-		(148,643)		39,210
Stock-based compensation - operations	-		-		108,657
Balance, June 30, 2010	32,942,181	$	14,931,634	$	1,467,258

(Unaudited - Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

Share issuance

During the nine months ended June 30, 2010, the Company:

a) Completed a non-brokered private placement of 5,333,330 flow-through units at a price of $0.15 per unit for gross proceeds of $800,000. Each flow-through unit is comprised of one flow-through common share and one half of one share purchase warrant; each full share purchase warrant entitles the holder to acquire one additional non-flow-through share at a price of $0.23 on or before December 18, 2010 and at a price of $0.29 until December 18, 2011. The Company paid a finder's fee of $32,500 and issued 433,333 agent's options. Each agent's option is exercisable at a price of $0.15, to acquire one non flow-through common share of the Company and one-half of one share purchase warrant, each full warrant having the same terms as the warrants issued under the private placement. The agent's options were valued at $39,210 using the Black-Scholes option pricing model (assuming a risk-free interest rate of 1.30%, an expected life of 2 year, annualized volatility of 118.53% and a dividend rate of 0%).

b) Completed a non-brokered private placement of 1,428,772 units at a price of $0.14 per unit for gross proceeds of $200,028. Each unit is comprised of one common share and one share purchase warrant; each share purchase warrant entitles the holder to acquire one additional common share at a price of $0.19 on or before February 17, 2011 and at a price of $0.24 until February 17, 2012.

c) Issued 100,000 common shares pursuant to Lake Douglas mineral property agreement with a total value of $15,000.

d) Issued 40,000 common shares pursuant to Gold Star mineral property agreement with a total value of $6,600.

Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, September 30, 2008	2,618,847	$ 0.60
Expired/cancelled	(777,915)	0.46
Balance, September 30, 2009	1,840,932	0.64
Options granted	1,310,000	0.15
Expired/cancelled	(337,600)	0.61
Balance, June 30, 2010	2,813,332	$ 0.41
Exercisable at June 30, 2010	2,143,332	$ 0.50
Weighted average fair value of options granted during the period	$0.11 (2009 - $nil)	

(Unaudited - Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

As at June 30, 2010, the following stock options were outstanding:

Number of Stock Options		Exercise Price	Expiry Date
16,666	$	0.38	September 1, 2010
25,000		0.42	September 12, 2010
33,333		0.49	December 14, 2010
945,000		0.70	March 1, 2012
405,000		0.61	February 5, 2013
75,000		0.30	June 3, 2013
3,333		0.67	October 20, 2013
1,250,000		0.16	December 30, 2014
60,000		0.12	February 1, 2015
2,813,332			

As at June 30, 2010 the following agent's options were outstanding:

Number of Agent Options	Exercise Price	Expiry Date
433,333	0.15	December 18, 2011

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	Nine Months Ended June 30, 2010	Nine Months Ended June 30, 2009
Risk-free interest rate	1.87%	n/a
Expected life	3 years	n/a
Expected volatility	119.79%	n/a
Expected dividend yield	0%	n/a

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants		Weighted Average Exercise Price
Balance, September 30, 2008	3,874,607	$	1.01
Expired	(3,179,000)		1.00
Balance, September 30, 2009	695,607		1.05
Warrants granted	4,095,435		0.22
Warrants expired	(695,607)		1.05
Balance, June 30, 2010	4,095,435	$	0.22
Exercisable at June 30, 2010	4,095,435	$	0.22

(Unaudited - Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

The following warrants to acquire common shares were outstanding at June 30, 2010:

Number of Warrants		Exercise Price	Expiry Date
2,666,663	$	0.23	December 18, 2011
1,428,772		0.19	February 17, 2012
4,095,435			

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009
Cash paid for income taxes during the period	$ -	$ -
Cash paid for interest during the period	$ -	$ -

Significant non-cash transactions during the nine month period ended June 30, 2010 included:

a) The Company issued 433,333 agent's options with a value of $39,210 as finder's fee for a private placement.
b) The Company issued 140,000 common shares pursuant to mineral property agreements with a total value of $21,600.
c) The Company received 75,000 common shares of Golden Dory Resources Corp. pursuant to mineral property agreement with a total value of $12,750.
d) Included in mineral property costs are $5,198 related to accounts receivable.
e) Included in mineral property costs are $27,770 related to accounts payable and accrued liabilities.

Significant non-cash transactions during the nine month period ended June 30, 2009 included:

a) The Company issued 100,000 common shares pursuant to Lake Douglas mineral property agreement with a total value of $4,500
b) Included in mineral property costs are $70,246 related to accounts receivable.
c) Included in mineral property costs are $2,039 related to accounts payable and accrued liabilities.

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the nine month periods ended June 30, 2010 and 2009 as follows:

a) Paid or accrued $13,500 (2008 - $15,500) for accounting services to a company controlled by an officer of the Company.

These transactions with related parties were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments are exposed to the following risks:

Credit Risk

The Company's primary exposure to credit risk is the risk of illiquidity of cash and cash equivalents, amounting to $581,169 at June 30, 2010. As the Company's policy is to limit cash holdings and near cash investments to instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at June 30, 2010, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $7,240. The Company evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf. The remaining amounts receivable is GST receivable of $20,790 due from the Canadian government, which is not a financial instrument.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

a) *Interest Rate Risk*

The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income. The interest rate risks on cash equivalent and temporary investments are not considered significant.

b) *Foreign Exchange Risk*

The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Sensitivity analysis

The Company classified its cash and cash equivalent as held for trading, marketable securities as available-for-sale, accounts receivables as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to the relatively short period to maturity of these financial instruments. The fair value of marketable securities represents the market value of quoted investments.

Based on management's knowledge and experience of the financial markets, management does not believe that the Company's current financial instruments will be affected by credit risk, liquidity risk or market risk.

(Unaudited - Stated in Canadian Dollars)

11. FINANCIAL INSTRUMENTS *(continued)*

Fair Value

CICA Handbook Section 3862 "Financial Instruments – disc losures" establishes a fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalent	$ 581,169	$ -	$ -	$ 581,169
Marketable securities	$ 113,570	$ -	$ -	$ 113,570
Total	$ 694,739	$ -	$ -	$ 694,739

12. CAPITAL MANAGEMENT

The Company's objectives for the management of capital are to safeguard its ability to continue as a going concern including the preservation of capital, and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and short term investments to be its manageable capital. The Company's policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years. The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to bankers' acceptances of major Canadian banks or instruments of equivalent or better quality. No investments in asset-backed commercial paper are permitted.

The Company currently has no externally-imposed capital requirements except to maintain sufficient cash and investment balances to meet exploration commitments entered into pursuant to flow-through share purchase agreements.

13. SUBSEQUENT EVENTS

On July 5, 2010 the Company was advised by Metals Creek Resources Corp. ("Metals Creek") that it was terminating it option agreement on the Long Pond gold property (2 mineral licenses, 63 claims) located in the Baie Verte area of north central Newfoundland. Metals Creek retains no interest in the property and the Company retains a 100% interest in the property.

Exemption No.: 82-35102



PARAGON MINERALS CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

NINE MONTHS ENDED JUNE 30, 2010

Suite 1500 – 701 West Georgia Street, Vancouver BC V7Y 1C6
Tel: 604.629.2353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

INTRODUCTION

The following Management Discussion and Analysis ("MD&A") of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated August 20, 2010, should be read in conjunction with the unaudited interim financial statements for the nine month period ended June 30, 2010, the annual audited financial statements and the related annual MD&A for the year ended September 30, 2009. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated. This Management's Discussion and Analysis contains "forward-looking statements" that are subject to risk factors set out in the cautionary statement below.

The Company's head office and principal business address is Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6. The Company is a reporting issue in the provinces of British Columbia, Alberta, Ontario and Quebec; and is listed on the TSX Venture Exchange under the symbol "PGR".

Statements in this MD&A that are forward-looking statements (see "Forward Looking Statements") are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors". Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement other than as required pursuant to applicable securities law.

OVERVIEW

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of mineral properties in eastern Canada. The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement carried out by Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and NYSE Amex. For additional details on the Plan of Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

As a result of the Arrangement, the Company holds a portfolio of gold and base metal exploration properties in Newfoundland, Canada, which it is exploring through a combination of Company-funded exploration and partner-funded exploration. The Company has also recently acquired a gold exploration project in northwest Ontario, Canada. The Company has not earned any significant revenues to date and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company currently has three joint venture partners exploring on its properties including Crosshair Exploration & Mining Ltd. ("Crosshair"), Golden Dory Resources Corp. ("Golden Dory") and GFE Capital Corp ("GFE Capital") that are earning or have earned into the Company's properties. On July 5, 2010, Metals Creek Resources Corp ("Metals Creek") terminated the option it held on the Company's 100%-owned Long Pond Project.

During the nine month period ended June 30, 2010, the Company incurred a net loss of $540,751. During the period, the Company spent $698,372 on mineral property acquisition and exploration. In December 2009, the Company completed a non-brokered private placement of 5,333,330 flow-through units at a price of $0.15 per unit for gross proceeds of $800,000. In February 2010, the Company completed a non-brokered private placement of 1,428,772 non-flow-through units at a price of $0.14 per unit for gross proceeds of $200,028. The Company's priority in 2010 will be advance its core projects, maintain its current partners and secure additional partners on appropriate projects, continue to evaluate new opportunities for the Company, and secure new financings for future exploration programs and operating costs.

MINERAL PROPERTIES

As of June 30, 2010, the Company held seven gold properties and four base metal properties in the province of Newfoundland & Labrador and a newly acquired gold project in the province of Ontario. Six of the properties in Newfoundland (four gold and two base metal properties) are under option to partners or subject to joint venture agreements with partners. Subsequent to the quarter ended June 30, 2010, Metals Creek terminated the option it held on the Company's Long Pond Project.

During the nine months ended June 30, 2010, the Company entered into a letter agreement to acquire a 100% interest in certain mineral claims located in northwestern Ontario. To earn its interest, the Company is required to make cash payments of $95,000 ($25,000 paid) and issue 200,000 common shares of the Company (40,000 shares issued) to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by the Company at any time for $750,000. The transaction was approved by the TSX Venture Exchange on April 13, 2010.

EXPLORATION UPDATE

During the quarter ended June 30, 2010 the Company's exploration partners funded exploration work on three projects include the completion of a winter drilling program by Crosshair on the Golden Promise JV Project (36 holes, 7,220 metres), the completion of a spring drill program by Golden Dory on the Huxter Lane JV Project (12 holes, 3,016 metres), and GFE Capital completed a spring drill program (1 holes, 300 metres) on the Winter Hill JV Project. During the quarter, the Company reviewed the results from the Company-funded winter drill program on the South Tally Pond Project (Lemarchant prospect) and initiated a prospecting and basal till sampling program on select/priority target areas on the South Tally Pond Project.

Results and highlights from the work competed during the quarter are summarized below with additional project information available on the Company website.

Base Metal Projects

South Tally Pond Project

The South Tally Pond Project is located 35 kilometres south of the community of Millertown in central Newfoundland. The project consists of five, contiguous 100%-owned properties including the Harpoon property, Gills Pond property, Higher Levels property, South Tally Pond property and the South Tally Pond Extension property. The South Tally Pond property is under option from Altius Resources Inc., whereby the Company can earn a 100% interest in this property by making share payments to the vendors. The properties are situated in the same volcanic belt and have strong similarities to the rocks that host Teck Resources Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The Company has a significant land position covering approximately 21,400 hectares immediately southwest of the Duck Pond Mine.

The Company has made a significant precious metal-rich base metal discovery at the Lemarchant Prospect, where drilling has intersected massive sulphide mineralization grading 9.30% zinc, 2.28% lead, 0.91% copper, 60.37 g/t silver and 1.41 g/t gold over 30.10 metres including 17.05 metres of 14.80% zinc, 3.56% lead, 1.40% copper, 80.90 g/t silver, 1.35 g/t gold. To date, the Company has completed 36 drillholes, totalling 13,500 metres on the Lemarchant prospect.

The Lemarchant area is underlain by north-northwest striking sequence of bimodal submarine volcanic rocks (rhyolites and basalts) of the Tally Pond volcanic belt. The mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks. The host rock to the polymetallic sulphide mineralization are moderate to intensely altered, proximal felsic volcanic rocks consisting of rhyolite breccias, massive flows and lesser tuffaceous felsic rocks. The footwall to the semi-massive and massive sulphide mineralization is characterized by a well developed base-metal stringer system, barium enrichment, and moderate to intense quartz-sericite-chlorite to quartz-chlorite alteration.

During the quarter ending June 30, 2010, the company reviewed the results of the 2010 spring drill program including the results of 11 drillholes surveyed with Pulse EM ("PEM") geophysics. Highlights include:

- Intense hydrothermal alteration and proximal felsic volcanic rocks (rhyolite) intersected by drilling to date indicate a large, VMS mineralizing environment outlined over a 600-metre strike length. The mineralization remains open for expansion within the area of current drilling and along strike to the north and south.

- Infill drillhole, LM10-43 intersected 30.10 metres of 9.30% zinc, 2.28% lead, 0.91% copper, 60.37 g/t silver and 1.41 g/t gold (core length) including 17.05 metres of 14.80% zinc, 3.56% lead, 1.40% copper, 80.90 g/t silver, 1.35 g/t gold indicating significant thickening of the sulphides between 100-metre spaced drillholes.

- Down-hole geophysics outlined a strong off-hole conductor extending 200-300 metres north of previously completed drillhole LM08-19 (North Target area). Drilling intersected 6.0 metres of 6.60% zinc, 0.68% lead, 0.61% copper, 28.38 g/t silver and 0.46 g/t gold (core length) including 1.1 metres of massive sulphide of 30.54% zinc, 2.94% lead, 1.50% copper, 88.9 g/t silver and 0.72 g/t gold.

- The Pulse EM geophysical survey in 11 new drillholes has provided additional targeting information for follow-up drill testing at the Lemarchant prospect.

  - North Target Area (Section 105N-106N) at least three "stacked" target areas are recognized by strong off-hole conductors that remain open to the north (no drilling). Wide-spaced or limited drilling on the sections provides ample room for additional massive sulphide mineralization to be discovered within and along strike of the current drilling. The stratigraphy in this area is strong to intensely altered and host to base metal stringer to massive sulphide mineralization.

  - In the central part of the Lemarchant Prospect (Section 101-104N), Pulse EM data shows encouraging off-hole responses that suggest continuation and/or thickening of the massive sulphide mineralization between drillholes. In addition, off-hole conductors located at depth in drillholes LM07-15 and LM07-16 suggest base metal sulphide mineralization may exist at depth coincident with a lower exhalative sulphide horizon.

  - South Target Area (Section 100N), limited drilling and Pulse EM surveying indicate off-hole conductor responses up-dip and to the south of the current drilling.

In June, the Company initiated prospecting and basal till sampling programs on selected areas of the South Tally Pond Project in order to further assess the regional potential of the project area. Results are pending.

Lake Douglas Project

The Lake Douglas project is subject to an option agreement, whereby the Company can earn a 100% interest in the project by making cash and share payments to the vendors. No field exploration work was completed during the quarter ended June 30, 2010.

Other Base Metal Projects

Winterhill JV Project

The 100% Company-owned Winterhill project, located in south-central Newfoundland, is subject to subject to an option agreement with GFE Capital, whereby GFE Capital may earn up to a 70% interest in the Winterhill property by funding $700,000 in exploration expenditures over a four year period. The Company and GFE Capital completed a single, 300 metre drillhole on the property in May, 2010. The work was funded by GFE Capital and the Company is the operator during the earn-in period.

The drillhole successfully tested the centre of a 700-metre long, priority airborne EM conductor and coincident ground EM conductor located below a small lake on the property. Drilling intersected a thick, strongly altered sequence of felsic volcanic rocks which contained intervals of well-bedded to banded semi-massive to massive pyrite mineralization measuring 3.8 metres (128.9-132.7 metres), 2.0 metres (183.3-185.3 metres) and 1.85 metres (199.45-201.3 metres) in thickness. Anomalous zinc is associated with the pyrite mineralization. The host altered felsic volcanic rocks are overlain by unaltered "hangingwall" mafic volcanic rocks.

Victoria Lake JV Project

The Victoria Lake JV project is located 60 kilometres southwest of the town of Buchans, NL. Crosshair has earned a 60% interest in the property (Paragon - 40%) and the property is subsequently subject to joint venture terms. No further work was completed on the Victoria Lake JV project during the nine-month period ended June 30, 2010. Exploration plans for the project are being discussed by Crosshair and the Company.

Gold Projects

JBP Linear Project

The 100% Company-owned JBP Linear project is subject to annual Advanced Royalty Payments of $15,000. No field exploration work was completed on the project during the nine month period ended June 30, 2010. Exploration work including geophysics, basal till sampling and diamond drilling is being considered for 2010/2011.

Golden Promise JV Project

The Golden Promise JV Project, located in central Newfoundland, is subject to a Joint Venture Agreement with Crosshair Exploration and Mining Corp., where Crosshair holds a 60% interest in the property (Paragon – 40%). As part of the Joint Venture agreement, Crosshair is required to fund the first $2.0 million in exploration by May 2013. Crosshair can acquire an additional 10% interest (to 70%) by funding a further $1.0 million in exploration by May 2015.

During the quarter-ended June 30, 2010, Crosshair-funded and completed the 36 drillhole (7,220 metres) winter/spring diamond drill program on the Jaclyn Main Deposit and the Jaclyn North Zone. Highlights of the drilling include:

- Near surface vein zone continuity demonstrated in the central portion of the Jaclyn Main Deposit with high-grade gold assays up to 129.1 grams per tonne (g/t) gold (3.76 oz/ton) over 0.3 metres;
- Jaclyn Main Deposit extended 150 metres east of the current NI43-101compliant resource estimate with significant assays including 19.9 g/t gold over 1.60 metres;
- Jaclyn North Zone extended 200 metres east - extends strike-length to 450 metres on wide-spaced drilling.

Crosshair and the Company plan to conduct a surface bulk sampling program in September/October, 2010. The bulk sample is aimed at providing a more representative gold grade, testing structural and grade continuity and mining/milling characteristics for the Jaclyn Main Deposit.

Gold Star Project

The Gold Star project is subject to an option agreement, whereby the Company can earn a 100% interest in the property by making cash and share payments to the vendor. The property consists of 29 claims (323 units) and is located in the Archean-aged Sturgeon Lake Gold Belt near the community of Savant Lake, Ontario approximately 230 kilometres northwest of Thunder Bay, Ontario, Canada. The transaction was approved by the TSX Venture Exchange on April 13, 2010. The Company plans to complete follow-up prospecting of historical high grade gold occurrences, geological mapping and geochemical sampling in August, 2010 with the aim of developing trench and drill targets.

Other Gold Projects

Huxter Lane JV Project

The 100% Company-owned Huxter Lane JV Project is a bulk-tonnage gold target located 90 kilometres south of Grand Falls-Windsor in central Newfoundland. The project is subject to an option agreement with Golden Dory Resources Corp. whereby Golden Dory may earn up to a 60% interest in the property by funding $2,000,000 in exploration expenditures over a four year period. Golden Dory may then earn an additional 10% interest (to 70%) by completing a bankable feasibility study. Golden Dory is the operator during the earn-in period.

The Mosquito Hill Deposit is a large, near surface intrusion-hosted gold system that has been tested by 46 holes over a strike length of 900 metres and width of 500 metres. The mineralized intrusion is exposed along its northern edge and dips gently to the southwest at about 10 degrees (nearly flat lying). A NI43-101 compliant gold resource estimate on the Mosquito Hill Deposit was completed in March 2010 by independent consultant Mr. Gary Giroux, P.Eng. of Giroux Consultants Limited. The resource estimate indicates the Mosquito Hill Deposit to contain an indicated resource of 4.47 million tonnes averaging 0.526 g/t gold for 75,600 ounces gold and an inferred resource of 32.9 million tonnes averaging 0.461 g/t gold for 488,800 ounces gold at a cutoff of 0.30 g/t gold.

During the quarter-ended June 30, 2010, Golden Dory funded and completed a 12 drillhole (3,016 metres) diamond drill program on the Mosquito Hill Deposit. Highlights of the drilling include:

- Drilling returned broad mineralized zones with up to 68 metres of 0.78 g/t gold.
- Assay results contain higher grade gold mineralization than those used in the initial resource calculation.
- Ten of the drillholes were oriented perpendicular to previous drilling and show increased gold mineralization.
- Mosquito Hill Gold Deposit remains open for expansion in all directions.

The drill program successfully extended the Mosquito Hill gold mineralization by 150 metres up-dip and 250 metres down-dip of the existing NI 43-101 compliant gold resource. A revised NI 43-101-compliant resource calculation is being prepared by Golden Dory.

Long Pond JV Project

The 100% Company-owned Long Pond JV project is subject to an option agreement with Metals Creek Resources Corp., whereby Metals Creek may earn up to a 60% interest in the Long Pond property by funding $500,000 in exploration expenditures over a four year period and making cash and share option payments to the Company. Subsequent to the quarter-ended June 30, 2010, Metals Creek terminated the option agreement and retains no interest in the property.

South Golden Promise JV Project

The South Golden Promise JV project is located in central Newfoundland immediately south of the Golden Promise JV Project. Crosshair has earned a 60% interest in the property (Paragon - 40%) and is subject to joint venture terms. During the quarter ended June 30, 2010, Crosshair completed a limited geochemical sampling program on selected areas of the property. The Company elected not to participate in the program.

Maritec Project

The 100%-owned Maritec gold project is located 10 kilometres east of the town of Baie Verte, Newfoundland. No field work was completed during the nine month period-ended June 30, 2010.

Glenwood Project

The 100%-owned Glenwood gold project is located 25 kilometres west of the town of Gander, Newfoundland. No field work was completed during the nine month period-ended June 30, 2010.

EXPLORATION OUTLOOK

The Company has a strategic focus on gold and base metal exploration in highly prospective areas in Newfoundland and Ontario that also feature political stability and infrastructure favourable for mine development. Management of the Company remains very encouraged by the recent exploration results at its 100%-owned South Tally Pond VMS property and new results from partner-funded exploration on its joint venture gold and base-metal projects. The Company remains committed to advancing its projects through a combination of both company-funded and partner-funded exploration.

In fiscal 2010, the Company expects to spend approximately $800,000 on exploration, including approximately $600,000 at South Tally Pond, $100,000 at Gold Star and $100,000 at JBP Linear. The Company has enough cash to fund this work, however, should the Company wish to continue aggressive exploration on its key projects, it would have to return to the equity markets to raise the necessary funds. Partner-funded exploration is expected to account for approximately $2,200,000 in 2010.

QUALIFIED PERSONS

Work on the Company's exploration projects is being carried out by the Company's employees and consultants and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical results were obtained from published reports available in the public domain.

RESULT OF OPERATIONS

Three month period ended June 30, 2010

For the three months ended June 30, 2010, the Company incurred a net loss of $153,070 compared to a net income of $325,589 incurred in the three months ended June 30, 2009. The net loss in the current period is inclusive of general administrative expenses of $153,070 (2009 - $99,291) and $nil income from other items (2009 - $424,880).

The increase in general operating costs was mainly attributable to:

- Professional fees of $24,243 (2009 - $19,641) is higher than the comparative period due to legal fees related to the annual general meeting in the second quarter was recorded in current period.
- Shareholder information of $25,985 (2009 - $14,329) includes the costs of the annual general meeting and news dissemination. The increase is mainly due to increased AGM costs and mineral exploration activities.
- Stock-based compensation expenses of $32,921 (2009 - $1,715), a non-cash charge, are the estimated fair value of the vesting portion of stock options granted in fiscal 2010 and 2009. The Company used the Black-Scholes option pricing model for the fair value calculation.

The Company reported no income from other items compared to a gain of $424,880 in 2009. The gain in 2009 was mainly attributable to a gain of $390,813 related to mineral property payment received in excess of cost and future income tax recovery of $32,954 as a result of adjustments to tax pool balances.

Nine month period ended June 30, 2010

For the nine months ended June 30, 2010, the Company incurred a net loss of $540,751 compared to a net income of $52,821 incurred in the nine months ended June 30, 2009. The net loss in the current period is inclusive of general administrative expenses of $420,098 (2009 - $439,232) and a loss of $120,653 from other items (2009 - gain of $492,053).

Some of the significant expense items included in general administrative expenses are as follows:

- Investor relations of $16,647 (2009 - $7,386) is higher than the comparative period due to the increased investor relations activities including two investor conferences and promotional materials.
- Office and miscellaneous of $49,604 (2009 - $54,417) has decreased over the comparative period mainly due to the Company's efforts to reduce costs in all areas of operations.
- Professional fees of $50,889 (2009 - $54,841) are lower than the comparative period due to reduced legal fees related to general corporate and mineral property activities in the current period.
- Salaries and benefits of $124,077 (2009 - $211,329) are significantly lower than the comparative period as a result of a severance pay of $82,500 made to a former Vice President Exploration for the termination of his employment contract in December 2008.
- Shareholder information of $37,070 (2009 - $23,993) includes the costs of the annual general meeting and news dissemination. The increase is mainly due to increased corporate and mineral exploration activities.
- Stock-based compensation expenses of $108,657 (2009 - $48,907), a non-cash charge, are the estimated fair value of the vesting portion of stock options granted in fiscal 2010 and 2009. The Company used the Black-Scholes option pricing model for the fair value calculation.

The Company incurred a loss of $120,653 from other items compared to a gain of $492,053 in 2009. The loss from other items in the current period was mainly attributable to the loss of $121,328 on sale of marketable securities (2009 - $nil). The gain in 2009 was mainly attributable to a gain of $390,813 related to mineral property payment received in excess of cost and future income tax recovery of $114,340 as a result of adjustments to tax pool balances.

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the last quarter for the three months ending on June 30, 2010 are:

	For the Three Months Ending							
	Fiscal 2010			Fiscal 2009				Fiscal 2008
	Jun 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data								
Total revenues	-	-	-	-	-	-	-	-
Income (loss) before discontinued operations and extraordinary items	(161,570)	(226,104)	(161,577)	(1,455,770)	325,589	82,339	(355,107)	(1,827,536)
Net income (loss)	(161,570)	(226,104)	(161,577)	(1,455,770)	325,589	82,339	(355,107)	(1,827,536)
Income (loss) per common share outstanding – basic and diluted								
Income (loss) before discontinued operations and extraordinary items	(0.01)	(0.01)	(0.01)	(0.05)	0.01	0.00	(0.01)	(0.07)
Net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.05)	0.01	0.00	(0.01)	(0.07)

The financial data presented above is derived from the Company's financial statements, which are prepared in accordance with accounting principles generally accepted in Canada and in Canadian dollars.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2010, the Company had a cash and cash equivalents of $581,169 compared to $390,358 as at September 30, 2009. The Company had working capital as at June 30, 2010 of $623,025 compared to working capital of $378,335 as at September 30, 2009.

Current quarter

During the third quarter, the cash and cash equivalent balance decreased by $432,042 (2009 - $87,886). Cash used in operating activities was $79,810 (2009 - $19,134). Cash used in mineral exploration activities during the third quarter was $352,232 (2009 - $73,752). No cash was generated from financing activities during the quarter ended June 30, 2010 (2009 - $5,000).

At present, management believes that the Company has sufficient capital resources to pay for its operating and capital cost requirements for the fiscal 2010. The Company's priority in 2010 will be to maintain its current partners, secure additional partners for several of its 100%-owned gold and base metal projects, evaluate new opportunities for the Company, and secure new financings for future exploration programs.

Going Concern

At present, the Company's operations do not generate cash flow and its financial success is dependent on management's ability to discover economically viable mineral deposits. The mineral exploration process can take many years and is subject to factors that are beyond the Company's control. In order to continue as a going concern and to meet its corporate objectives, which primarily consist of exploration work on its mineral properties, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. The annual and interim financial statements do not include any adjustments to the recoverability and classification of reduced asset

amounts and classification of liabilities that might be necessary should the Company be unable to continue operations. These adjustments could be material. The Company is not subject to material externally-imposed capital constraints.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the nine month periods ended June 30, 2010 and 2009 as follows:

a) Paid or accrued $13,500 (2008 - $15,500) for accounting services to a company controlled by an officer of the Company.

These transactions with related parties were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Significant areas requiring the use of management estimates relate to determination of stock-based compensation, impairment of assets, valuation of investments, and future income taxes. Actual results could differ from these estimates.

CHANGES IN ACCOUNTING POLICIES

New accounting policies adopted

Financial instruments - disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, that includes additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures effective for fiscal years ending after September 30, 2009. Enhanced fair value measurements entail a three-level hierarchy that takes into account the significance of the inputs used in making the fair value measurements. The amendment clarifies that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset. Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages liquidity risk. The Company has included the disclosure recommended by the new handbook sections in Note 11 to these financial statements.

Future accounting changes

Convergence to international Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of October 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended September 30, 2011, for which the current and comparative information will be prepared under IFRS. The detail of the Company's IFRS project is summarized under **Changeover Plan to International Financial Reporting Standards.**

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which replace CICA Handbook Sections 1581,

Business Combinations, and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

FINANCIAL INSTRUMENTS

The Company's financial instruments are exposed to the following risks:

Credit Risk

The Company's primary exposure to credit risk is the risk of illiquidity of cash and cash equivalents, amounting to $581,169 at June 30, 2010. As the Company's policy is to limit cash holdings and near cash investments to instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at June 30, 2010, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $7,240. The Company evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf. The remaining amounts receivable is GST receivable of $20,790 due from the Canadian government, which is not a financial instrument.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

a) *Interest Rate Risk* - The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income. The interest rate risks on cash equivalent and temporary investments are not considered significant.

b) *Foreign Exchange Risk* - The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Sensitivity analysis

The Company classified its cash and cash equivalent as held for trading, marketable securities as available-for-sale, accounts receivables as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities. The carrying values of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to the relatively short period to maturity of these financial instruments. The fair value of marketable securities represents the market value of quoted investments.

Based on management's knowledge and experience of the financial markets, management does not believe that the Company's current financial instruments will be affected by credit risk, liquidity risk or market risk.

Fair Value

CICA Handbook Section 3862 "Financial Instruments – disclosures" establishes a fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalent	$ 581,169	$ -	$ -	$ 581,169
Marketable securities	$ 113,570	$ -	$ -	$ 113,570
Total	$ 694,739	$ -	$ -	$ 694,739

OUTSTANDING SHARE DATA

The Company had the following common shares, stock options and warrants outstanding as at the date of this report:

Issued and Outstanding Common shares	32,942,181
Stock options	2,813,332
Warrants	4,095,435
Agent's options	433,333
	40,284,281

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or

indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to

prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

FORWARD LOOKING STATEMENTS

The Company's audited financial statements for year ended September 30, 2009, the interim financial statements for the nine months ended June 30, 2010, and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

CHANGEOVER PLAN TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In February 2008, the AcSB confirmed that publicly accountable enterprises are required to adopt IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Following this timeline, the Company will issue its first set of financial statements prepared under IFRS for the interim periods ending December 31, 2011 and for the fiscal period ending September 30, 2012. The standard also requires that the comparative figures for 2011 be based on IFRS.

During 2010, the Company's accounting consultant leads the IFRS project reporting to the President and the Audit Committee. The consultant evaluates the key aspects of IFRS affecting the Company and attends seminars on the adoption and implementation of IFRS. The Board of Directors and the Audit Committee receive quarterly updates on the status of the project.

The Company's IFRS project consists of three phases – scoping and planning, evaluation and design, and implementation and review. The Company has completed the scoping and planning stage which included putting together an initial project plan, education, and identification of a number of differences between Canadian GAAP and IFRS that relate to the Company. The Company is now in the evaluation and design stage.

In phase one the Company had identified some areas where there is the most potential for a significant impact to the Company's financial statements. These areas do not represent a complete list of expected changes and may be subject to change as the Company progresses through the second phase. The areas which could have a material impact are as follows.

- *First-time Adoption of International Financial Reporting Standards* ("IFRS 1") - The adoption of IFRS requires the application of IFRS 1 which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. The Company has not yet made any final decisions on policies or elections on IFRS 1 and therefore continued this process into the fourth quarter of 2010.

- *Share-Based Payment* ("IFRS 2") - IFRS and Canadian GAAP largely converge on the accounting treatment for share based transaction with only a few differences. For stock options that vest in installments, IFRS 2 requires the Company to determine the fair value of each installment as a separate share option grant while Canadian GAAP treats the entire grant of stock options as a pool and recognize expense on a straight line basis. Starting the first quarter of 2010, the Company moved from a straight line basis to a graded basis vesting for the recognition of stock-based compensation expense. A greater portion of expense is recorded in the initial vesting periods compared to distributing the expense equally over all vesting period. In addition, under IFRS the Company must make an estimate of stock options that are forfeited before they vest whereas under Canadian GAAP the Company records forfeitures as they occur. The change in this accounting policy is not expected to have a material impact on the Company's financial statements.

- *Exploration for and evaluation of mineral resources* ("IFRS 6") - Under the Company's current accounting policy, acquisition and exploration costs of mineral properties are capitalized as incurred. IFRS 6 permits mining companies to retain their existing policies with respect to the capitalization of exploration and evaluation costs until guidance that is more definitively developed in this area. Such guidance is not expected to be issued until after the Company's changeover to IFRS. The Company will retain its existing policies with respect to mining interests and exploration costs.

- *Income Taxes* ("IAS 12") - Fundamentals of accounting for income taxes are the same under IFRS as they are under Canadian GAAP. In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes. The International Accounting Standards Board ("IASB") is currently reviewing IAS based on various meetings and comments received and will consider whether to propose limited amendments. The Company does not expect any changes to its accounting policies related to income taxes that would have a material impact on its financial statements.

Upon completion of the second phase, the Company will move into the implementation phase, in which it will update its significant accounting policies, adjust its accounting systems, and design tools and processes for the preparation of IFRS information, including comparative and opening balance sheet information. In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS. The Company will also design model IFRS financial statements including all note disclosures and disclosures required for the MD&A.

In the period leading up to the changeover in 2011, IASB will also continue to issue new accounting standards during the conversion period. As a result, the final impact of IFRS on the Company's financial statements can only be measured once all the IFRS accounting standards at the conversion date are known. Management will continue to review new standards, as well as the impact of the new accounting standards, between now and the conversion date to ensure all relevant changes are addressed.

EFFECTIVENESS OF DISCLOSURE CONTROLS

The Chief Financial Officer and Chief Executive Officer have evaluated the effectiveness of the Company's disclosure controls as of June 30, 2010. They have concluded that the Company's disclosure controls and procedures provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company, particularly during the period during which this report was being made.

ADDITIONAL INFORMATION

Additional information concerning the Company and its operations is available on SEDAR at www.sedar.com and on the Company web site at www.paragonminerals.com .

APPROVAL

The Board of Directors of Paragon Minerals Corporation has approved the contents of this management discussion and analysis. A copy of this MD&A will be provided to anyone who requests it.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Tom R. Wilson, Chief Financial Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Paragon Minerals Corporation (the "issuer") for the interim period ended June 30, 2010.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 25, 2010

"Tom R. Wilson"

Tom R. Wilson
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No.: 82-35102

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Michael Vande Guchte, Director, President & Chief Executive Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Paragon Minerals Corporation (the "issuer") for the interim period ended June 30, 2010.
2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 25, 2010

"Michael J. Vande Guchte"

Michael Vande Guchte
Director, President & Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.